FMC

FRASER MILNER CASGRAIN LLP

RECEIVED
2004 SEP -8 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Catherine Pham
Direct Line: 416-863-4444
catherine.pham@fmc-law.com

August 23, 2004

04036703

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs/Mesdames:

Subject: **Jannock Properties Limited (File No. 82-5062)**
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated August 16, 2004;

(b) Interim Management's Discussion and Analysis for the six months ended June 30, 2004;

(c) Interim Financial Statements for the six months ended June 30, 2004;

(d) Form 52-109FT2 - Certification of Interim Filings - CEO;

(e) Form 52-109FT2 - Certification of Interim Filings - CFO; and

(f) BC Form 51-901F - Quarterly and Year End Report for the quarter ended June 30, 2004.

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

dlw 9/8

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Catherine Pham

CP/lb
Enclosures

cc: Brian Jamieson, Jannock Properties Limited
Richard Scott, Fraser Milner Casgrain LLP
Barb Ross, Fraser Milner Casgrain LLP

2302600_1.DOC

Jannock Properties Limited

Press Release

August 16, 2004

Jannock Properties Limited reports June 30, 2004 results.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings of $1,348,000 ($0.04 per share) for the Second Quarter of 2004 compared with a loss of $968,000 ($0.03 per share) for the same period in 2003. The improvement this year was due to the gain on the sale of some land in Milton.

For the six months to June 30, 2004, net earnings were $1,278,000 ($0.04 per share) compared with a loss of $1,126,000 ($0.03 per share) for the same period last year.

Real Estate

Sales in the Second Quarter mainly consisted of $3,028,000 for a 48-acre block of land in Milton of which $620,000 was cash with the balance being a vendor mortgage which is due in 2007.

An agreement has been signed to sell the 221-acre Britannia Road property in Mississauga to Orlando Corporation for $22 million cash. The property is being sold in its current condition and with its current zoning designations. Closing of the sale is expected to occur in September of this year.

Conditional agreements have been made to sell the remaining 78 acre and 223 acre parcels in Milton for $2,700,000 and the remaining 25 acres of saleable land in Burlington for $2,200,000. These agreements are subject to a variety of conditions and are not expected to be completed until late 2004.

Mortgages receivable currently being held amount to approximately $9 million that will be received over the next three years.

Cash Flows from (used in) Operations

Cash usage by operating activities in the Second Quarter of this year amounted to $1,355,000 and included the refund of a deposit of $1,052,000. This deposit had been received from Mattamy Development Corporation on an agreement for the sale of the Britannia site that was terminated earlier this year. Excluding this refund, cash usage in the Second Quarter was $303,000 compared with cash usage of $1,057,000 for the same period last year. The reduction mainly relates to costs that were incurred in 2003 associated with the Ontario Municipal Board hearing for the Britannia site.

Jancor Companies, Inc.

Unaudited operating results in the Second Quarter continued to be below last year's levels, primarily due to lower shipments of vinyl windows and increased resin costs. This trend is expected to continue through the balance of the year.

Debt levels were reduced during the Second Quarter after the normal seasonal increase experienced in the First Quarter. Debt levels are expected to decrease for the rest of the year.

Corporate Items

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the TSX Venture Exchange (trading symbol: JPL.UN).

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

JANNOCK PROPERTIES LIMITED

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 30 2004 (unaudited)	DECEMBER 31 2003
ASSETS		
Land under development	**$ 3,252**	$ 3,531
Land held for development	**7,373**	7,057
Mortgages receivable (note 3)	**8,840**	6,256
Future income taxes	**4,459**	5,185
Other assets	**129**	93
Cash and cash equivalents	**7**	1,020
Restricted cash held in trust	**-**	1,043
	$ 24,060	$ 24,185
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	**$ 527**	$ 887
Deposits on land sales	**13**	1,056
	$ 540	$ 1,943
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 53,401**	$ 53,401
Contributed surplus	**6,868**	6,868
Deficit	**(36,749)**	(38,027)
	$ 23,520	$ 22,242
	$ 24,060	$ 24,185

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2004	2003	**2004**	2003
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Land sales (note 2)	**$ 3,043**	$ -	**$ 3,043**	$ 7
Cost of sales	**847**	-	**847**	-
Provisions for loss in value	**-**	817	**-**	817
Gross profit/(loss)	**2,196**	(817)	**2,196**	(810)
Interest and other income	**131**	13	**229**	20
General and administrative costs	**(216)**	(707)	**(418)**	(958)
Income/(loss) before income taxes	**2,111**	(1,511)	**2,007**	(1,748)
Income taxes provided/(recovered) (note 5) - current	**(1)**	6	**-**	10
- future	**764**	(549)	**729**	(632)
Net earnings/(loss) for the period	**$ 1,348**	$ (968)	**$ 1,278**	$ (1,126)
Deficit - Beginning of period	**$ (38,097)**	$ (38,566)	**$ (38,027)**	$(38,408)
Deficit - End of period	**$ (36,749)**	$ (39,534)	**$ (36,749)**	$(39,534)
Net earnings/(loss) per share	**$ 0.04**	$ (0.03)	**$ 0.04**	$ (0.03)

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2004	2003	**2004**	2003
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ 635**	$ -	**$ 640**	$ 7
Interest and other income received	**-**	13	**8**	20
Deposits received on land sales	**3**	682	**9**	689
Cash payments				
Deposit refunded	**(1,052)**	-	**(1,052)**	-
Expenditures on land development	**(734)**	(1,358)	**(969)**	(2,198)
Income taxes paid/(refunded)	**-**	(20)	**(1)**	(13)
Payments of general and administrative and other	**(207)**	(323)	**(691)**	(593)
Interest paid	**-**	(51)	**-**	(76)
	(1,355)	(1,057)	**(2,056)**	(2,164)
INVESTING ACTIVITIES				
Restricted cash held in trust	**1,051**	(8)	**1,043**	(15)
	1,051	(8)	**1,043**	(15)
FINANCING ACTIVITIES				
Bank loan	**-**	1,050	**-**	2,255
	-	1,050	**-**	2,255
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(304)**	(15)	**(1,013)**	76
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 311**	$ 113	**$ 1,020**	$ 22
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 7**	$ 98	**$ 7**	$ 98

NOTES TO INTERIM FINANCIAL STATEMENTS
(In thousands of dollars, unaudited)

1. Summary of significant accounting policies
These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2003 and should be read in conjunction with those financial statements.

2. Land sales
The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.
The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available.
During the period ended June 30, 2004 there was a land sale of $3,028 to one purchaser (June 30, 2003 did not include any land sales).

3. Mortgages receivable
At June 30, 2004, mortgages receivable of $8,840 (December 31, 2003 - $6,256) included $500 received in July 2004, $748 due in September 2004, $5,151 due in December 2005 and $2,441 due in April 2007.
In addition, there is a mortgage of $80 (December 31, 2003 - $80) under an agreement for sale for which deposits received are less than 15% and accordingly this sale and receivable has not been recognized in these financial statements. Land under development includes the land costs relating to this transaction.

4. Accounts payable and accrued liabilities
At June 30, 2004, an amount of $484 (December 31, 2003 - $603) is included for costs expected to be incurred on land that has been sold.

5. Income taxes
The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Six months ended	
	June 30, 2004	June 30, 2003
Earnings/(loss) before income taxes	$ 2,007	$(1,748)
Expected income taxes/(recovery)	$ 726	$ (640)
Large corporations tax and other	3	18
Total	$ 729	$(622)

6. Capital Stock
The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments
At June 30, 2004, the Company had provided municipalities with letters of credit amounting to $1,181 (December 31, 2003 - $1,361) in support of its obligations to complete servicing requirements in connection with the development of its properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2004
August 16, 2004

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the six months ended June 30, 2004 and the audited financial statements and MD&A for the year ended December 31, 2003, included in our 2003 Annual Report to Shareholders. The interim unaudited financial statements for the six months ended June 30, 2004 and the audited financial statements for the year ended December 31, 2003 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2003.

Results of Operations – Second Quarter 2004 versus Second Quarter 2003
Sales in the Second Quarter of this year mainly consisted of $3,028,000 for a 48-acre block of land in Milton. There were no land sales in the Second Quarter of 2003.
Gross profits on land sales for the Second Quarter of 2004 were $2,196,000 and were primarily earned on the sale of the Milton property. In the same period last year, gross losses of $817,000 resulted from provisions to reduce the carrying value of some of the Burlington properties and some accounts receivable.
Interest and other income included $98,000 relating to imputed interest on discounted mortgages receivable.
General and administrative expenses in the Second Quarter of 2004 amounted to $216,000 compared to $707,000 for the same period last year. Included in the expenses for 2003 was a provision of $375,000 for termination payments to be made to a former President.

Results of Operations – Six Months 2004 versus Six Months 2003
Sales in the six months to June 30, 2004 were all recorded in the Second Quarter. There were no land sales in the same period of 2003.
Gross profits on land sales for the first six months of 2004 were $2,196,000 and were all recorded in the Second Quarter. Gross losses of $810,000 during this period in 2003 mainly resulted from the provisions of $817,000 recorded in the Second Quarter.
Interest and other income included $177,000 relating to imputed interest on discounted mortgages receivable.
General and administrative expenses in the first six months of 2004 amounted to $418,000 compared to $958,000 for the same period last year, which included a provision of $375,000 for termination payments to be made to a former President.

Britannia 221 acre site
An agreement has been signed to sell the 221-acre Britannia Road property in Mississauga to Orlando Corporation for $22 million cash. The property is being sold in its current condition and with its current zoning designations. Closing of the sale is expected to occur in September of this year.
A previous conditional sale of this site to Mattamy Development Corporation (Mattamy) was terminated after the Company received a ruling from the Ontario Municipal Board in February 2004, which denied its application to have the Britannia site zoned for residential, office and institutional uses. A deposit of $1 million, which was received from Mattamy at the time the agreement was made, was repaid with interest in April 2004.

Outstanding Sale Agreements
At June 30, 2004, one completed sale agreement valued at $80,000 has not been recorded because the deposit received was less than the 15% of the purchase price required to recognize land sales under the Company's accounting policy. This sale was completed in July 2004.
Conditional sale agreements have been reached to sell the remaining 78 acre and 223 acre properties in Milton for $2.7 million and the remaining 25 acres of saleable land in Burlington for $2.2 million. Closing of these conditional sales cannot occur until all of the conditions that apply to both the vendor and the buyers have been met so that there can be no assurance that they will close or that the sales value will be realized.

Jancor Companies, Inc
The Company has received unaudited financial information for Jancor Companies, Inc. (Jancor), which shows that revenues and earnings before interest, taxes, depreciation and amortizations (EBITDA) for the Second Quarter of 2004 were down from the same period last year, due primarily to lower shipments of vinyl windows and higher resin costs. Revenues and EBITDA are expected to continue this trend and should be lower than 2003 during the rest of the year.

Senior debt levels at Jancor were reduced during the Second Quarter in accordance with the seasonal activity levels and are expected to show further reductions through the balance of the year.

Cash Flows - – Second Quarter 2004 versus Second Quarter 2003

Cash outflows from operating activities during the Second Quarter of 2004 amounted to $1,355,000 compared to outflows of $1,057,000 for the same period last year. Cash receipts for the Second Quarter of 2004 were $638,000 versus $695,000 for the Second Quarter of last year. Cash payments in the Second Quarter of 2004 were $1,993,000 and included $1,052,000 for the refund to Mattamy of the deposit on the Britannia property. Excluding this refund, cash payments were $941,000 compared with $1,752,000 for the same period last year. *The higher spending last year was mainly due to spending associated with the Ontario Municipal Board hearing* on the Britannia site.

The cash flow from investing activities was the restricted cash which had previously been held in trust for Mattamy.

There were no cash flows for financing activities in the Second Quarter of 2004. Cash outflows for financing activities in the Second Quarter of 2003 consisted of the repayment of bank loans of $1,050,000.

Cash Flows - – Six Months 2004 versus Six Months 2003

Cash outflows from operating activities during the six months to June 30, 2004 amounted to $2,056,000 compared to outflows of $2,164,000 for the same period last year. Cash receipts for the first six months this year were $657,000 versus $716,000 for last year. Cash payments for the first six months this year including the $1,052,000 deposit refund were $2,713,000 compared with $2,880,000 for the same period last year. The higher land development spending last year was mainly due to spending associated with the Ontario Municipal Board hearing on the Britannia site.

The cash flow from investing activities was the restricted cash which had previously been held in trust for Mattamy.

There were no cash flows for financing activities in the Second Quarter of 2004. Cash outflows for financing activities in the Second Quarter of 2003 consisted of the repayment of bank loans of $2,255,000.

Financial Position

Total assets at June 30, 2004 were $24,060,000 compared with $24,185,000 at December 31, 2003. Cash and cash equivalents decreased by $1,013,000 due to spending on development and general and administrative items. Mortgages receivable increased by $2,584,000 primarily due to the vendor mortgage on the sale of the Milton property.

Liabilities at June 30, 2004 were $540,000 compared with $1,943,000 at December 31, 2003 with the major reduction resulting from the refund of the Mattamy deposit on the Britannia site.

At June 30, 2004, total vendor take-back mortgages that are held by the Company amounted to $8,920,000 (December 31, 2003 - $6,336,000) and consisted of:

a) $8,840,000 (December 31, 2003 - $6,256,000) that are carried as receivables on the balance sheet; and
b) $80,000 (December 31, 2003 - $80,000) that is not carried as a receivable on the Company's balance sheet, relating to a sales agreement where the deposit received to date is less than 15%.

These mortgages receivable included $580 received in July 2004, $748 due in September 2004, $5,151 due in December 2005 and $2,441 due in April 2007.

Distributions

No distributions have been made to shareholders in the six months to June 30, 2004. Providing the expected sale of the Britannia site is completed in September, the Company should have sufficient cash to allow a significant distribution to be made to shareholders in the Fourth Quarter of this year. The amount and the timing of such a distribution has not yet been determined.

Risks and Uncertainties

Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.

Jannock Properties has been advised by the City of Mississauga that it will attempt to recover some of the legal costs that were incurred in the recent Ontario Municipal Board hearing regarding the zoning of the Britannia site. The Company has not yet received the material to support this claim and consequently is not able to assess its merit.

Additional Information relating to the Company

During the six months to June 30, 2004, the Company did not implement any new accounting policies and did not have any transactions with related parties.

At June 30, 2004, the only off-balance sheet transactions were letters of credit of $1,181,000 that were then issued in support of development expenditures, which are accrued or budgeted in the development costs.

The Company has filed an Annual Information Form for the year ended December 31, 2003, which is available on SEDAR at www.sedar.com.

JANNOCK PROPERTIES LIMITED

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	JUNE 30 2004 (unaudited)	DECEMBER 31 2003
ASSETS		
Land under development	**$ 3,252**	$ 3,531
Land held for development	**7,373**	7,057
Mortgages receivable (note 3)	**8,840**	6,256
Future income taxes	**4,459**	5,185
Other assets	**129**	93
Cash and cash equivalents	**7**	1,020
Restricted cash held in trust	**-**	1,043
	$ 24,060	$ 24,185
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	**$ 527**	$ 887
Deposits on land sales	**13**	1,056
	$ 540	$ 1,943
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	**$ 53,401**	$ 53,401
Contributed surplus	**6,868**	6,868
Deficit	**(36,749)**	(38,027)
	$ 23,520	$ 22,242
	$ 24,060	$ 24,185

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2004 (unaudited)	2003 (unaudited)	**2004 (unaudited)**	2003 (unaudited)
Land sales (note 2)	**$ 3,043**	$ -	**$ 3,043**	$ 7
Cost of sales	**847**	-	**847**	-
Provisions for loss in value	**-**	817	**-**	817
Gross profit/(loss)	**2,196**	(817)	**2,196**	(810)
Interest and other income	**131**	13	**229**	20
General and administrative costs	**(216)**	(707)	**(418)**	(958)
Income/(loss) before income taxes	**2,111**	(1,511)	**2,007**	(1,748)
Income taxes provided/(recovered) (note 5) - current	**(1)**	6	**-**	10
- future	**764**	(549)	**729**	(632)
Net earnings/(loss) for the period	**$ 1,348**	$ (968)	**$ 1,278**	$ (1,126)
Deficit - Beginning of period	**$ (38,097)**	$ (38,566)	**$ (38,027)**	$(38,408)
Deficit - End of period	**$ (36,749)**	$ (39,534)	**$ (36,749)**	$(39,534)
Net earnings/(loss) per share	**$ 0.04**	$ (0.03)	**$ 0.04**	$ (0.03)

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2004	2003	**2004**	2003
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Cash receipts				
Receipts on sales of land	**$ 635**	$ -	**$ 640**	$ 7
Interest and other income received	**-**	13	**8**	20
Deposits received on land sales	**3**	682	**9**	689
Cash payments				
Deposit refunded	**(1,052)**	-	**(1,052)**	-
Expenditures on land development	**(734)**	(1,358)	**(969)**	(2,198)
Income taxes paid/(refunded)	**-**	(20)	**(1)**	(13)
Payments of general and administrative and other	**(207)**	(323)	**(691)**	(593)
Interest paid	**-**	(51)	**-**	(76)
	(1,355)	(1,057)	**(2,056)**	(2,164)
INVESTING ACTIVITIES				
Restricted cash held in trust	**1,051**	(8)	**1,043**	(15)
	1,051	(8)	**1,043**	(15)
FINANCING ACTIVITIES				
Bank loan	**-**	1,050	**-**	2,255
	-	1,050	**-**	2,255
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(304)**	(15)	**(1,013)**	76
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	**$ 311**	$ 113	**$ 1,020**	$ 22
CASH AND CASH EQUIVALENTS - END OF PERIOD	**$ 7**	$ 98	**$ 7**	$ 98

NOTES TO INTERIM FINANCIAL STATEMENTS
(In thousands of dollars, unaudited)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2003 and should be read in conjunction with those financial statements.

2. Land sales

The Company's accounting policy is to not record land sales until all material conditions have been fulfilled and the Company has received cash deposits of at least 15% of the purchase price. Land sales are reported net of the imputed discount arising from interest free periods granted on mortgages receivable.

The nature of land development does not allow for a consistent year-to-year or period-to-period volume of land sales and the results are not therefore an indication of sales that may be experienced in the rest of the year. The revenue is generated by specific projects as the marketplace dictates and buyers become available.

During the period ended June 30, 2004 there was a land sale of $3,028 to one purchaser (June 30, 2003 did not include any land sales).

3. Mortgages receivable

At June 30, 2004, mortgages receivable of $8,840 (December 31, 2003 - $6,256) included $500 received in July 2004, $748 due in September 2004, $5,151 due in December 2005 and $2,441 due in April 2007. In addition, there is a mortgage of $80 (December 31, 2003 - $80) under an agreement for sale for which deposits received are less than 15% and accordingly this sale and receivable has not been recognized in these financial statements. Land under development includes the land costs relating to this transaction.

4. Accounts payable and accrued liabilities

At June 30, 2004, an amount of $484 (December 31, 2003 - $603) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Six months ended	
	June 30, 2004	June 30, 2003
Earnings/(loss) before income taxes	$ 2,007	$(1,748)
Expected income taxes/(recovery)	$ 726	$ (640)
Large corporations tax and other	3	18
Total	$ 729	$(622)

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share has been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At June 30, 2004, the Company had provided municipalities with letters of credit amounting to $1,181 (December 31, 2003 - $1,361) in support of its obligations to complete servicing requirements in connection with the development of its properties.

Jannock Properties Limited
2121 Britannia Road West
Mississauga, Ontario
L5M 2G6
(905) 821 4464
Fax (905) 821.1863

Form 52-109FT2 - Certification of Interim Filings

I, Ian C. B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited, (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 16, 2004

Ian C. B. Currie
President

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	June 30, 2004	August 16, 2004

ISSUER ADDRESS
2155 Britannia Road West, Unit 2

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Streetsville, Ontario, L5M 2G6	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

PRESIDENT AND DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed)	Mr. Ian Currie	August 16, 2004
CHIEF FINANCIAL OFFICER AND SECRETARY	**PRINT FULL NAME**	**DATE SIGNED**
(signed)	Mr. Brian Jamieson	August 16, 2004

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the 3 months ended June 30, 2004 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

The following is a breakdown of amounts presented in the interim financial statements for material expenses and material deferred costs for the three-month period ended June 30, 2004:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures on property development	$847
	Land costs	$743
	Development costs	$104
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$66
	Directors fees	$23
	Professional fees	$117
	Office administration	$11

2. Related party transactions

None.

3. Summary of securities issued and options granted during the period

a) Summary of securities issued during the three month period ended June 30, 2004:

Nil.

b) Summary of options granted during the three month period ended June 30, 2004:

Nil.

4. *Summary of securities as at the end of the reporting period*

As at June 30, 2004:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 5,344,789,800 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. *Directors and officers*

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended June 30, 2004 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "MD&A".